

News Release

Mattson Technology Contact
Andy Moring
Mattson Technology, Inc.
tel 510-492-6530
fax 510-492-5963
andy.moring@mattson.com

Investor & Media Contact
Laura Guerrant-Oiye
Guerrant Associates
tel 808-882-1467
fax 808-882-1267
lguerrant@guerrantir.com

MATTSON TECHNOLOGY, INC. ANNOUNCES
NON-CASH IMPAIRMENT CHARGES BASED ON
SFAS 142 AND 144

COMPANY ALSO ANNOUNCES THE DATE OF THE AVAILABILITY OF 2008 FOURTH QUARTER AND YEAR END FINANCIAL RESULTS AND WEBCAST

FREMONT, Calif. — January 20, 2009 — Mattson Technology, Inc. (Nasdaq: MTSN), a leading supplier of advanced process equipment used to manufacture semiconductors, today noted that the Company has concluded its annual evaluation of the value of its goodwill, long-lived and intangible assets for potential impairment, as required under Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" and SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets." Based on the results of that evaluation, Mattson expects that it will incur material non-cash impairment charges related to its goodwill, intangible assets and fixed assets in the fourth quarter of fiscal 2008. Specifically, the Company expects that it will take a non-cash impairment charge of approximately $18 million against goodwill, $7 million against intangibles and $3 million against fixed assets.

The Company noted that the non-cash impairment charges do not affect the Company's cash balances, liquidity or operating cash flows.

These charges will be reflected in the Company's financial results for the 2008 fourth quarter, which will be announced on February 4, 2009.

2008 Fourth Quarter and Year-End Conference Call and Web Cast Information
Mattson also announced that the Company will host a conference call on Wednesday, February 4, 2009 at 5:00 p.m. Eastern Time (2:00 p.m. Pacific Time). The conference call will cover 2008 fourth quarter and year-end financial results and current business conditions.

Mattson will also webcast a slide presentation in conjunction with the conference call. To access the live web cast and slide presentation, please visit Mattson's website www.mattson.com under the 'Investors' section.

To access the live conference call, please dial (719) 325-4769.

A digital replay of the conference call will be available on Mattson's website for one week following the live broadcast.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements regarding the Company's expected incurrence of certain non-cash impairment charges, the nature of the charges and the amount of such charges.   Forward-looking statements address matters that are subject to a number of risks and uncertainties that can cause actual results to differ materially.   Such risks and uncertainties include, but are not limited to: adjustments in the amount or allocation of the

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charges resulting from the Company's preparation and finalization of its financial statements for the fourth quarter and full year and the audit of the financial statements; increases in the amount of the charges due to other unforeseen factors; and the potential that further impairment charges will be incurred in future periods.; and other risks and uncertainties described in the Company's Forms 10-K, 10-Q and other filings with the Securities and Exchange Commission.   Results for the current quarter are preliminary and subject to adjustment. The Company assumes no obligation to update the information provided in this news release.

About Mattson Technology, Inc.
Mattson Technology, Inc. designs, manufactures, and markets semiconductor wafer processing equipment used in the fabrication of integrated circuits. The Company is a leading supplier of dry strip and rapid thermal processing equipment to the global semiconductor industry. Its strip and RTP equipment utilize innovative technology to deliver advanced processing performance and productivity gains to semiconductor manufacturers worldwide for the fabrication of current- and next-generation devices. Mattson is expanding into the etch market with innovative products targeting high volume dielectric etch applications, and is also expanding into the millisecond annealing and thermal oxidation markets. The Company expects that entry into these new markets will enhance its technical leadership and deliver revenue and profitability gains. Mattson was founded in 1988 and is headquartered in Fremont, California. For more information, please contact Mattson Technology, Inc., 47131 Bayside Parkway, Fremont, Calif. 94538. Telephone: (800) MATTSON/(510) 657-5900. Fax: (510) 492-5911. Internet: www.mattson.com

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